Exhibit 99.5

NICE Robotic Process Automation Accelerates Attended Automation
Development and Opportunity Discovery

NICE RPA automatically discovers all process variations and highlights the optimal option, ensuring automation success

Hoboken, N.J., January 23, 2020 – NICE (Nasdaq: NICE) today announced that its Robotic Process Automation (RPA) offering includes new capabilities that fast-track attended automation discovery, development and human to robot collaborations. NICE RPA version 7.2 empowers smarter identification of the best processes to automate, provides business context on each and helps benchmark the best option, boosting operational efficiencies and return on investment (ROI). The new capabilities also accelerate digital transformation within organizations by driving faster attended automation development and more human to robot collaboration, increasing employee engagement and productivity.

NICE RPA version 7.2 makes it easier for business analysts to accurately select the best processes to automate. NICE Automation Finder now presents business analysts with all the ways in which employees perform a process, mapping it to the higher process hierarchy. This empowers business analysts to easily identify the process that delivers maximum ROI when automated and set it as the standard for future use. Organizations can also ensure process adherence and compliance as well as improve efficiency.

Attended automation is playing a key role in helping organizations achieve their digital transformation plans. NICE delivers an easier, faster way to develop these automations via new functionality within its Automation Studio component. With a user-friendly interface, drag and drop functionality and dedicated tools such as a smart callout builder, attended automation is now more accessible to automation developers. In addition, the ‘human-to-bot’ capability enables seamless collaboration and data transfer between NEVA, unattended bots and the human workforce. This collaboration enables better, faster support even across operationally complex enterprise environments.

Sarah Burnett, Executive Vice President and Distinguished Analyst at Everest Group, said, “One of our predictions that has already materialized is the growing interest in attended automation or RDA (Robotic Desktop Automation), which greatly increases employee desktop productivity. The more sophisticated the features of attended automation software, the more it can support robot-human collaboration and digital transformation.”

Barry Cooper, President NICE Enterprise Group, said, "As companies work to address their emerging digital needs, NICE RPA makes it easier for organizations to leverage the innovation of attended automation. RPA and attended automation enable businesses to benefit from more engaged employees, improved customer experiences and increased productivity.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.